Exhibit 99.1

Press Release

Eltek Reports 2019 Second Quarter Financial Results

•	Revenues of $8.2 million
•	Gross profit of $1.3 million
•	Net Profit of $790,000

PETACH-TIKVA, Israel, September 4, 2019 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the quarter ended June 30, 2019.

Mr. Eli Yaffe, Chief Executive Officer, commented: "We are pleased that this quarter’s results reflect the continuing trend of improved results. The improved results are a consequence of the implementation of our turnaround plan. We are continuing our efforts to maintain the trend of improved operating efficiencies, while increasing sales by expanding our business into the vertical markets we currently service.”

Highlights of the Second Quarter of 2019 compared to the Second Quarter of 2018

•	Revenues for the second quarter of 2019 were $8.2 million compared to revenues of $8.7 million in the second quarter of 2018;

•	Gross profit increased from $578,000 (6.7% of revenues) in the second quarter of 2018 to $1,256,000 (15.3% of revenues) in the second quarter of 2019;

•	Operating profit was $7,000 as compared to an operating loss of $721,000 in the second quarter of 2018;

•
Other Income was $871,000 in the second quarter of 2019, mainly attributable to receipt of payment on an insurance claim made in 2018 for damage to one of our manufacturing machines and the resulting losses that occurred as a result of this event;

•	Net profit was $790,000, or $0.19 per fully diluted share in the second quarter of 2019 compared to a net loss of $843,000, or ($0.42) per fully diluted share, in the second quarter of 2018;

•	EBITDA was $1.25 million in the second quarter of 2019 compared to negative EBITDA of $295,000 in the second quarter of 2018;

•	Net cash used in operating activities amounted to $301,000 in the second quarter of 2019 compared to net cash used in operating activities of $572,000 in the second quarter of 2018.

Highlights for the First Six Months of 2019

•	Revenues for the first six months of 2019 were $16.9 million compared to $17.6 million in the first six months of 2018;

•	Gross profit was $2.8 million (16.5% of revenues) compared to gross profit of $1.0 million (5.8% of revenues) in the first six months of 2018;

•	Operating profit was $440,000 compared to an operating loss of $1.3 million in the first six months of 2018;

•	Other Income was 877,000 in the first six months of 2019 compared to nil in the first six months of 2018;

•	Net profit was $1.0 million, or $0.33 per fully diluted share compared to a net loss of $1.5 million, or ($0.75) per fully diluted share in the first six months of 2018;

•	EBITDA was $2.1 million in the first six months of 2019, compared to negative EBITDA of $481,000 in the first six months of 2018;

•	Net cash provided by operating activities amounted to $1.3 million compared to net cash used in operating activities of $1.4 million in the first six months of 2018.

Conference Call
Today, Wednesday, September 4, 2019, at 8:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Alon Mualem, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:             1-888-668-9141
Israel:                           03-9180609
International:              +972-3-9180609

                    At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
15:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

About Eltek
Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information
The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:
Alon Mualem
Chief Financial Officer
alonm@nisteceltek.com
+972-3-9395023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

Revenues	8,198	8,667	16,934	17,610
Costs of revenues	(6,942)	(8,089)	(14,139)	(16,588)

Gross profit	1,256	578	2,795	1,022

Selling, general and administrative expenses	(1,249)	(1,299)	(2,355)	(2,367)

R&D expenses, net	-	-	-	(1)

Operating profit (loss)	7	(721)	440	(1,347)

Financial expenses, net	(78)	(105)	(263)	(132)
Other income, net	871	-	877	-

Profit (loss) before income tax	800	(825)	1,054	(1,479)

Tax expenses	(10)	(17)	(22)	(34)

Net Profit (loss)	790	(843)	1,032	(1,513)

Earnings per share

Basic and diluted net loss per ordinary share	0.19	(0.42)	0.33	(0.75)

Weighted average number of ordinary shares
used to compute basic and diluted net loss per
ordinary share (in thousands)	4,148	2,029	3,088	2,029

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	June 30,	December 31,
	2019	2018
Assets

Current assets
Cash and cash equivalents	1,837	992
Receivables: Trade, net of provision for doubtful accounts	7,587	5,682
Other	110	868
Inventories	3,910	3,611
Prepaid expenses	266	292

Total current assets	13,710	11,445

Long term assets
Severance pay fund	57	53
Long term prepaid expenses	-	39
Operating lease right of use assets	3,054	-
Total long term assets	3,111	92

Fixed assets, less accumulated depreciation	6,271	6,623

Total Assets	23,092	18,160

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	3,056	6,606
Short-term credit from related party	3,365	2,668
Accounts payable: Trade	4,312	4,108
Other	3,691	3,377
Short-term operating lease liabilities	1,139	-

Total current liabilities	15,563	16,759

Long-term liabilities
Long term debt, excluding current maturities	116	308
Employee severance benefits	214	211
Long-term operating lease liabilities	1,903	-

Total long-term liabilities	2,233	519

Equity
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 2,028,552	3,964	1,985
Additional paid-in capital	18,583	17,270
Cumulative foreign currency translation adjustments	2,339	2,340
Capital reserve	891	800
Accumulated deficit	(20,481)	(21,513)
Shareholders' equity	5,296	882
Total liabilities and shareholders' equity	23,092	18,160

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

GAAP net Income (loss)	790	(843)	1,032	(1,513)
Add back items:

Financial expenses, net	78	105	263	132
Income tax expense	10	17	22	34
Depreciation and amortization	372	425	744	866
Non-GAAP EBITDA	1,250	(296)	2,061	(481)

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

Cash flows from operating activities:

Net Income (loss)	790	(843)	1,032	(1,513)

Adjustments to reconcile net loss to net
cash flows provided by operating activities:
Depreciation and amortization	375	425	748	866
Stock-based compensation	31	-	62	-
Transaction with controlling shareholder	15	-	29	-
Revaluation of long term loans	(8)	8	(24)	24
	413	433	815	890

Changes in operating leases, net	(3)	-	(12)	-
Decrease (increase) in trade receivables	(1,838)	78	(1,598)	(1,491)
Decrease in other receivables and prepaid expenses	560	132	875	851
Decrease (increase) in inventories	302	(330)	(114)	(915)
Increase (decrease) in trade payables	(652)	(205)	194	770
Increase (decrease) in other liabilities and accrued expenses	136	149	139	(50)
Increase (decrease) in employee severance benefits, net	(9)	14	(9)	27
	(1,504)	(162)	(525)	(808)

Net cash provided by (used in) operating activities	(301)	(572)	1,322	(1,431)

Cash flows from investing activities:
Purchase of fixed assets	(91)	(30)	(250)	(110)
Net cash used in investing activities	(91)	(30)	(250)	(110)

Cash flows from financing activities:
Short- term bank credit, net	(1,787)	1,501	(3,394)	1,160
Short- term shareholder loan	-	-	555	1,156
Issuance of ordinary shares in rights offering, net	3,298	-	3,298	-
Repayment of long-term loans from bank	(231)	(228)	(456)	(464)
Repayment of credit from fixed asset payables	(98)	(73)	(194)	(159)
Net cash provided by (used in) financing activities	1,182	1,200	(191)	1,693

Effect of translation adjustments	(21)	(42)	(37)	(48)

Net increase (decrease) in cash and cash equivalents	769	556	844	104

Cash and cash equivalents at beginning of the period	1,068	435	993	887

Cash and cash equivalents at period end	1,837	991	1,837	991